VIA EDGAR

October 12, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Osmotica Pharmaceuticals plc (the “Company”)
Registration Statement on Form S-1 (File No. 333-227357)

Ladies and Gentlemen:

On October 5, 2018, we, as the representative of the several underwriters, filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-227357) so that it may be declared effective on October 10, 2018, at 4:00 p.m. (ET), or as soon thereafter as practicable. We hereby withdraw such acceleration request.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

JEFFERIES LLC

By:	/s/ Kevin Sheridan
Name:	Kevin Sheridan
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

RBC CAPITAL MARKETS, LLC

By:	/s/ John Reed
Name:	John Reed
Title:	Managing Director

[Signature Page to Acceleration Request Withdrawal]